Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Apache Corporation for the registration of common stock, preferred stock, depositary shares, senior debt securities, subordinated debt securities, common stock purchase contracts and common stock purchase units and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements of Apache Corporation, Apache Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Apache Corporation, included in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

Houston, Texas
April 3, 2007